Exhibit (11)
             OWENS CORNING AND SUBSIDIARIES

           COMPUTATION OF PER SHARE EARNINGS

 FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


Basic:

                                                1998         1997         1996
                                                    (In millions of dollars,
                                                       except share data)

Net income (loss)                           $   (705)    $     47     $   (284)

Basic weighted average number of
  common shares outstanding (thousands)       53,579       52,860       51,349

Basic per share amount                      $ (13.16)    $    .89     $  (5.54)
Diluted:

Net income (loss)                           $   (705)    $     47     $   (284)

Weighted average number of shares
 outstanding (thousands)                      53,579       52,860       51,349
Weighted average common equivalent
 shares (thousands):
 Deferred awards                                   -          352            -
 Stock options using the average market
  price during the period                          -          334            -
 Shares from assumed conversion
  of preferred securities                          -            -            -
Diluted weighted average number
 of common shares outstanding and
  common equivalent shares (thousands)        53,579       53,546       51,349

Diluted per share amount                    $ (13.16)     $   .88      $ (5.54)